

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

<u>Via E-mail</u>
Mr. Steven Nichols
Chief Executive Officer
K•Swiss Inc.
31248 Oak Crest Drive
Westlake Village, CA 91361

> **Re:** **K•Swiss Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 1, 2012**
> **File No. 000-18490**

Dear Mr. Nichols:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

1. We note that the revenues for the domestic K Swiss brand declined from $92,824,000 to $55,551,000, approximately 40%, for the nine months ended September 30, 2011 as compared to September 30, 2012. We also note the domestic K Swiss brand decline during the three month period ended September 30, 2012. In future filings, please briefly address the specific factors that contributed to this decline in domestic K Swiss brand

revenues. Please supplementally provide us with draft disclosure addressing this decline in revenues for the domestic K Swiss brand.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 if you have questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director